UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Final detailed voting map

In compliance with the provisions of article 21-W, paragraph 6, item II, of CVM Instruction No. 481/09, we present the final detailed voting map consolidating the votes instructions received by distance voting ballot and the votes delivered in person in the matters deliberated at the Ordinary General Meeting held on April 29, 2022, at 3:00 p.m., containing the first 5 numbers of the shareholder's registration in the Individual Register (CPF) or in the National Register of Legal Entities (CNPJ), the shareholding position and the votes cast by them.

MAP OF THE ORDINARY GENERAL MEETING

CPF / CNPJ	ON Shares	PN Shares	Item 1	Item 2	Item 3	Item 4	Louise Barsi/ Valmir Rossi	José Roberto Machado / Manoel Madureira – Cassia Chibante/ Luciano Paolucci	Item 5*
29.394***	203.500	203500	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.538***	19.300	19300	APROVE	APROVE	REJECT	REJECT	- -	- -	- -
97.538***	169.330	169330	APROVE	APROVE	REJECT	REJECT	- -	- -	- -
30.929***	91.600	91600	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
22.240***	886.600	886600	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.538***	9.600	9600	APROVE	APROVE	APROVE	REJECT	- -	- -	- -
32.106***	6.620	6620	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.538***	151.540	151540	APROVE	APROVE	REJECT	REJECT	- -	- -	- -
97.538***	45.442	45442	APROVE	APROVE	REJECT	REJECT	- -	- -	- -
97.539***	779.758	779758	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
27.624***	3.145	3145	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
27.866***	47.126	47126	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	27.277	27277	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	315.201	315201	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
45.569***	50.100	50100	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
18.030***	7.491	7491	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
20.065***	10.869	10869	APROVE	APROVE	APROVE	ABSTAIN	- -	- -	- -
27.866***	168.333	168333	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
27.866***	23.147	23147	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
27.866***	1.311.000	1311000	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
43.068***	65.830	65830	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
27.866***	728.198	728198	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -

CPF / CNPJ	ON Shares	PN Shares	Item 1	Item 2	Item 3	Item 4	Louise Barsi/ Valmir Rossi	José Roberto Machado / Manoel Madureira – Cassia Chibante/ Luciano Paolucci	Item 5*
27.866***	93.358	93358	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
17.500***	3.124	3124	APROVE	APROVE	APROVE	APROVE	- -	- -	- -
32.776***	935	935	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
19.808***	52.000	52000	APROVE	APROVE	APROVE	APROVE	- -	- -	- -
42.680***	0	1088	- -	- -	- -	APROVE	- -	- -	- -
97.539***	7.400	7400	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
36.018***	90.944	90944	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	72.458	72458	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
30.291***	34.800	34800	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	11.523	11523	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
15.059***	8.200	8200	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
20.397***	63.446	63446	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	315.000	315000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
42.355***	9.507	9507	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
42.355***	32.809	32809	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
38.860***	160.000	160000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
38.756***	380.000	380000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
26.431***	203.638	203638	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
36.853***	1.000	1000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
27.532***	2.300	2300	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
27.545***	56.100	56100	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
21.542***	22.400	22400	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
34.825***	600	600	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
30.769***	20.712	20712	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
30.402***	399.837	399837	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
28.072***	31.908	31908	APROVE	APROVE	APROVE	ABSTAIN	- -	- -	- -
32.484***	203.000	203000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
24.945***	156.600	156600	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
38.100***	224.800	224800	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
39.603***	65.200	65200	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	119.000	119000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	165.000	165000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
15.305***	84.700	84700	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
32.131***	11.500	11500	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.539***	11.600	11600	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
15.189***	49.826	49826	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	50.100	50100	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	16.062	16062	APROVE	APROVE	APROVE	APROVE	- -	- -	- -
97.540***	7.100	7100	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
43.879***	14.900	15000	APROVE	APROVE	APROVE	APROVE	- -	- -	- -
97.540***	28.200	28200	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -

CPF / CNPJ	ON Shares	PN Shares	Item 1	Item 2	Item 3	Item 4	Louise Barsi/ Valmir Rossi	José Roberto Machado / Manoel Madureira – Cassia Chibante/ Luciano Paolucci	Item 5*
97.540***	18.595	18595	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	69.431	69431	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	1.111.979	1111979	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
20.196***	207.700	207700	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
20.196***	429.200	429200	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
14.819***	62.851	62851	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
19.822***	459.653	459653	ABSTAIN	APROVE	REJECT	APROVE	- -	- -	- -
28.700***	441.500	441500	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
28.784***	25.300	25300	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
14.819***	266.200	266200	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
20.270***	388.200	388200	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
19.893***	196.000	196000	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
43.968***	7.400	7400	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
14.258***	205.300	205300	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	81.100	81100	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
29.322***	1.874.327	1874327	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
31.240***	39.832	39832	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
32.329***	233.092	233092	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
35.693***	1.986.900	1986900	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
97.540***	4.823.107	4823107	APROVE	APROVE	REJECT	APROVE	- -	- -	- -
22.531***	1.300	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
22.531***	0	1300	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
21.215***	123.900	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
21.215***	0	123900	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.389***	67.092	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.389***	0	67092	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.389***	6.600	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.389***	0	6600	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
39.834***	36.117	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
39.834***	0	36117	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
39.332***	689.626	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
39.332***	0	689626	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
21.242***	2.696.163	0	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	APROVE	APROVE
36.643***	2.600.000	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
36.643***	0	2600000	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
45.746***	35.000	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
45.746***	0	35000	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
40.526***	6.121.000	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
40.526***	0	6121000	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
35.036***	7.488	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
35.036***	0	7488	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN

CPF / CNPJ	ON Shares	PN Shares	Item 1	Item 2	Item 3	Item 4	Louise Barsi/ Valmir Rossi	José Roberto Machado / Manoel Madureira – Cassia Chibante/ Luciano Paolucci	Item 5*
06.164***	1.627.891.019	0	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	APROVE	APROVE
06.164***	0	1539863493	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	APROVE	APROVE
21.407***	333.272	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
21.407***	0	333272	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
13.416***	1.259.700	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
13.416***	0	1259700	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
11.961***	130.116	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
11.961***	0	130116	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
12.984***	8.422	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
12.984***	0	8422	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
02.887***	275.700	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
02.887***	0	275700	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
07.096***	8.615	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
07.096***	0	8615	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
06.069***	16.158	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
06.069***	0	16158	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
20.147***	6.265	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
20.147***	0	6265	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
07.658***	2.598	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
07.658***	0	2598	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
11.419***	115.532	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
11.419***	0	115532	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
18.138***	21.800	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
18.138***	0	21800	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
19.388***	54.000	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
19.388***	0	54000	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
03.370***	105.253	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
03.370***	0	105253	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
10.263***	67.529	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
10.263***	0	67529	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
12.984***	227.382	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
12.984***	0	227382	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
14.416***	7.402	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
14.416***	0	7402	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.332***	2.988	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.332***	0	2988	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
40.413***	5.003	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
40.413***	0	5003	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.814***	1.155	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
42.814***	0	1155	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
12.984***	2.722	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN

CPF / CNPJ	ON Shares	PN Shares	Item 1	Item 2	Item 3	Item 4	Louise Barsi/ Valmir Rossi	José Roberto Machado / Manoel Madureira – Cassia Chibante/ Luciano Paolucci	Item 5*
12.984***	0	2722	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
08.703***	21.237	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
08.703***	0	21237	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
04.751***	16.100	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
04.751***	0	16100	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
34.867***	19.500	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
34.867***	0	19500	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
29.259***	5.189	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
29.259***	0	5189	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
006.54***	653.000	0	APROVE	APROVE	APROVE	APROVE	APROVE	ABSTAIN	APROVE
006.54***	0	2430000	APROVE	APROVE	APROVE	APROVE	APROVE	ABSTAIN	APROVE
07.018***	6.500	0	ABSTAIN	ABSTAIN	APROVE	APROVE	REJECT	ABSTAIN	APROVE
07.018***	0	6500	ABSTAIN	ABSTAIN	APROVE	APROVE	REJECT	ABSTAIN	APROVE
35.726***	5.130	0	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
35.726***	0	5130	APROVE	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
26.523***	27.000	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
26.523***	0	27000	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
26.523***	499.900	0	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
26.523***	0	499900	APROVE	APROVE	REJECT	APROVE	ABSTAIN	ABSTAIN	ABSTAIN
09.473***	1.809.583.330	0	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	APROVE	APROVE
09.473***	0	1733643596	APROVE	APROVE	APROVE	ABSTAIN	ABSTAIN	APROVE	APROVE
05.523***	137.122.382	137.122.382	APROVE	- -	- -		- -	- -	- -
05.523***	48.089	48.089	REJECT	- -	- -		- -	- -	- -
05.523***	445.704	445.704	ABSTAIN	- -	- -		- -	- -	- -
05.523***	137.429.934	137.429.934	- -	APROVE	- -		- -	- -	- -
05.523***	110.416	110.416	- -	REJECT	- -		- -	- -	- -
05.523***	75.825	75.825	- -	ABSTAIN	- -		- -	- -	- -
05.523***	126.167.190	126.167.190	- -	- -	APROVE		- -	- -	- -
05.523***	11.321.830	11.321.830	- -	- -	REJECT		- -	- -	- -
05.523***	127.152	127.152	- -	- -	ABSTAIN		- -	- -	- -

* Item 5 refers to the approval of the remuneration of the members of the Fiscal Council, installed at the request of shareholders holding 1.00% of the preferred shares of the Company.

São Paulo, May 4, 2022.

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 4, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer